August 24, 2007
Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Room 4561
Washington, D.C. 20549

Re:	TechTeam Global, Inc.
Form 10-K for the year ending December 31, 2006
Filed March 16, 2007
Form 10-Q for the quarterly period ended June 30, 2007
Filed August 9, 2007
File No. 000-16284
Dear Mr. Krikorian:
We respectfully submit to you the following in response to your letter dated August 10, 2007:
Form 10-K for the fiscal year ended December 31, 2006
Notes to the Financial Statements
Note 8. Stock-Based Compensation, page 62
Comment 1
Your disclosure states that you determine the fair value of restricted stock awards based on the average closing trading price of your common stock for thirty trading days prior to the date of the grant under the long-term incentive plan. Clarify how your determination of the measurement date for these awards complies with SFAS 123(R). Please clarify why you do not determine the measurement date based on the grant-date of the employee award pursuant to paragraph 10 of SFAS No. 123(R).
Response 1
We acknowledge that our determination of the fair value of restricted stock grants under the long-term incentive plan based on the average closing trading price of our common stock for thirty trading days prior to the date of the grant does not comply with SFAS 123(R). The fair value of these awards should be based on the fair market value of our common stock on the date of grant, which we believe is the closing trading price of our common stock on such date.

Mr. Stephen Krikorian
August 24, 2007

The following table summarizes the resulting aggregate increase in compensation expense from correcting the fair value of the restricted stock awards for each quarter since the inception of the long-term incentive plan:

	Increase in Compensation Expense
	March 14,	March 15,	March 15,
	2005	2006	2007
	Grant Date	Grant Date	Grant Date	Total

1st Quarter 2005	$103	$—	$—	$103
2nd Quarter 2005	103	—	—	103
3rd Quarter 2005	103	—	—	103
4th Quarter 2005	103	—	—	103
1st Quarter 2006	103	38	—	141
2nd Quarter 2006	103	38	—	141
3rd Quarter 2006	103	38	—	141
4th Quarter 2006	103	38	—	141
1st Quarter 2007	77	30	150	257
2nd Quarter 2007	77	30	899	1,006

Total	$978	$212	$1,049	$2,239

We do not believe the impact of this correction is material, either quantitatively or qualitatively, to any quarter since the inception of the long-term incentive plan. Accordingly, we will record a cumulative adjustment of $2,239 in our Form 10-Q for the quarter ended September 30, 2007 to properly state cumulative compensation expense. All future grants will be valued as of the grant date.
Item 302 Certifications-Exhibits 31.1 and 31.2
Comment 2
Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See SEC Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 4, 2005) available on our website at www.sec.gov. Specifically, we note that these exhibits include the titles “President and Chief Executive Officer of TechTeam Global” and “Vice President, Chief Financial Officer, and Treasurer of TechTeam Global” from the lead-in of the certification. Please confirm that Mr. Brown and Mr. Lichtman signed these exhibits in their personal capacity, rather than as CEO and CFO, as required by Item 601(b)(31). In addition, please ensure to use language that conforms to the requirements of Item 601(b)(31) of Regulation S-K in future filings.

Mr. Stephen Krikorian
August 24, 2007

Response 2
We confirm that Mr. Brown and Mr. Lichtman signed the certification required by Item 601(b)(31) of Regulation S-K in their personal capacity, rather than as CEO and CFO. All future filings will use language that conforms to the requirements of Item 601(b)(31) of Regulation S-K in future filings, and more specifically, we will delete reference to the respective titles of Mr. Brown and Mr. Lichtman from the lead-in of the certification.
Form 10-Q for the quarterly period ended June 30, 2007
Notes to the Financial Statements
Note 5. Stock-Based Compensation, page 8
Comment 3
Please clarify whether you accounted for the 110,000 stock options that were granted to directors as a liability in fiscal 2006. In this respect, we note that you accounted for this award as a liability in the six-months ended June 30, 2007 and recorded compensation expense based on the re-measured fair value of the award at each reporting date until the date of settlement during this period. We also note that you did not record any compensation expense for this award in the three and six months ended June 30, 2006. Please clarify whether your accounting for this award has been consistent since the grant date. If so, tell us how much compensation expense you recorded in fiscal year 2006 for this award.
Response 3
We have accounted for the 110,000 stock options that were granted to directors on June 23, 2006 consistently as a liability in fiscal years 2006 and 2007; however, we inadvertently did not record any compensation expense for the seven-day period from June 23, 2006 to June 30, 2006 nor did we reduce compensation expense in the third quarter of 2006 when the trading price of our common stock declined.

Mr. Stephen Krikorian
August 24, 2007

The following table details the compensation expense recorded each quarter since the date of grant:

			Difference –
	Compensation	Compensation	Increase
	Expense	Expense	(Decrease)	Cumulative
	Recorded	Should Have Been	in Expense	Difference

2nd Quarter 2006	$—	$5,822	$5,822	$5,822
3rd Quarter 2006	90,000	55,650	(34,350)	(28,528)
4th Quarter 2006	166,864	195,392	28,528	—
1st Quarter 2007	208,614	208,614	—	—
2nd Quarter 2007	157,230	157,230	—	—

Total	$622,708	$622,708	$—	$—

As shown in the table above, cumulative compensation expense at December 31, 2006 (and at each quarter-end thereafter) for these stock options was properly stated. We do not believe the difference in compensation expense for each affected quarter in 2006 is material, either quantitatively or qualitatively, to the respective quarter. The amount of compensation expense recorded each quarter (rounded to the nearest thousand) was disclosed in the notes to the financial statements in each quarterly filing.
Thank you for your consideration.
Very truly yours,

/s/ MARC J. LICHTMAN Marc J. Lichtman
Vice President, Chief Financial Officer and Treasurer